September 13, 2011
VIA COURIER AND EDGAR

Re:	Exelis Inc. Amendment No. 2 to Registration Statement on Form 10-12B File No. 001-35228
Mr. Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mailstop 7010
Washington, D.C. 20549
Dear Mr. Koduri:
     On behalf of Exelis Inc. (the “Company” or “Exelis”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from Amendment No. 1 to the Registration Statement as filed on August 22, 2011. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     Furthermore, we are providing the following responses to your comment letter, dated September 1, 2011, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Company. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

The Spin-Off, page 4
Q: What is the Contribution?, page 9
1.	We note your response to comment five from our letter dated August 5, 2011. Please revise to provide more detailed disclosure regarding why you intend to borrow $890 million, contribute $700 million to ITT, and keep the balance. Although we note your explanation that your indebtedness and contribution will provide attractive credit profiles and balanced growth capacity, please provide more specific disclosure.
In response to the Staff’s comment, the Company has revised its disclosure on page 9.
The Spin-Off, page 34
Reasons for the Spin-Off, page 34
2.	In response to comment three from our letter dated August 5, 2011, you added disclosure that briefly mentions the negative factors considered by ITT’s Board of Directors. Please elaborate on these factors and provide sufficient context for shareholders to understand the magnitude and scope of the potential negative consequences of the spin-off that the board considered.
In response to the Staff’s comment, the Company has revised its disclosure on pages 35 and 36.
Executive Compensation, page 100
2010 AIP Awards Paid in 2011, page 112
3.	We note your response to comment 18 from our letter dated August 5, 2011. It appears from page 111 you used Group Cash Flow, Group Revenue, and Group ROIC performance targets, but they do not appear on the tables on page 113 and 114. Please advise or revise to provide these metrics in the tables on pages 113 and 114.
In response to the Staff’s comment, the Company has revised its disclosure on page 114.
4.	You disclose on page 113 that positive discretion was exercised to increase the payouts under the 2010 AIP by 5% to Messrs. Milligan, Wilson, and Young. Please tell us why you did not include this extra payout in the bonus column of the summary compensation table. For guidance please refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
In response to the Staff’s comment, the Company has revised its disclosure on pages 114 and 115.
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     The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Gary L. Sellers at 212-455-2695 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.
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Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Christy Adams Terry French Kathleen Krebs Exelis Inc. David F. Melcher Ann D. Davidson